RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

March 19, 2008

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman, Katherine Wray

RE:	Carbiz, Inc.
Amendment No. 4 to Form SB-2 on Form F-3
Filed February 21, 2008
File No. 333-142142

Dear Mr. Shuman and Ms. Wray:

On behalf of Carbiz Inc. (the “Company” or “Carbiz”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 14, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1. We refer to prior comment 2 from our letter of February 6, 2008, and we note the statement in your response letter that the negotiations with Trafalgar in connection with the September 2007 financings “did not contain any discussions of including these shares on our current registration statement.” However, on pages 2 and 3 of your registration statement, you state that, in connection with each of the September 2007 Trafalgar financings, you “agreed to prepare and file with the Securities and Exchange Commission a registration statement of which this prospectus is a part to register our common shares for resale by Trafalgar…” Please modify your filing as necessary to remove the suggestion that the negotiations with Trafalgar in connection with the September 2007 financings involved an agreement to include the shares issuable to Trafalgar in the current registration statement, or advise.

Mark P. Shuman
Katherine Wray
Securities and Exchange Commission
March 19, 2008
Page 2

     Response: We have removed all language in the registration statement which suggested that the negotiations with Trafalgar in connection with the September 2007 financings involved an agreement to include the shares issuable to Trafalgar in the current registration statement.

Exhibits

Legal Opinion of Harris & Harris LLP

2. The legal opinion of Harris & Harris dated February 21, 2008, relates to 6,500,000 shares issuable upon exercise of warrants held by Trafalgar and 1, 946,664 shares issuable upon the conversion of secured debentures held by Trafalgar. Footnote 40 to the selling shareholder table in your registration statement, however, indicates that you are registering for resale by Trafalgar 2,500,000 shares issuable upon exercise of warrants and 5,946,664 shares issuable upon conversion of secured debentures. Please amend your registration statement, or have counsel file a revised opinion, to ensure that the amount and nature of the securities covered by the opinion corresponds to the amount and nature of the securities being registered.

     Response: We are registering 8,446,664 common shares for resale by Trafalgar, consisting of (i) 2,500,000 shares issuable upon exercise of warrants and (ii) 5,946,664 shares issuable upon conversion of secured debentures. We have filed a revised opinion of Harris & Harris which covers the correct amount and nature of the securities being registered.

* * * *

     If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL LLP

By:	/s/ Peter V. Hogan
Peter V. Hogan, Esq.

cc: Carbiz Inc.